Exhibit 99.1

CooTek Announces Receipt of NYSE Non-Compliance Letter

SHANGHAI, Jan. 14, 2022 /PRNewswire/ — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a global mobile internet company, today announced that it has received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”) dated January 5, 2022 and further e-mail communication on the same date, notifying the Company that (i) it is below compliance standards due to the Company’s total market capitalization and stockholders’ equity, (ii) the due date for the Company to submit a business plan that demonstrates compliance is April 5, 2022 and (iii) the applicable cure period for the Company to regain compliance expires on July 5, 2023.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of January 4, 2022, the Company’s 30 trading-day average market capitalization was approximately US$44.2 million and its last reported stockholders’ deficit as of June 30, 2021 was approximately US$(14) million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual, and is required to respond within 90 days of the Letter with a business plan that demonstrates compliance with the continued listing standard within 18 months of receipt of the Letter. The business plan will be reviewed for final disposition by the Listings Operations Committee of the NYSE. The Company’s stockholders’ deficit as of September 30, 2021 was approximately US$(11) million.

To address this issue, CooTek intends to comply with the applicable procedures and is still considering its options to regain compliance.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit https://ir.cootek.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com

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